April 28, 2010

Dear Google Shareholders,

We are writing to urge you to VOTE “FOR” ITEM 4 on the company proxy materials which calls for the company to issue a sustainability report. The report has been filed by Trillium Asset Management Corporation and co-filed by the treasurers of Oregon and Connecticut and members of the First Affirmative Financial Network.

The proposal comes in the midst of the mainstreaming of sustainability reporting by large companies that compete with Google and evidence that sustainability reporting can be related to good financial performance. It also comes as Google is maturing as a company and facing serious challenges to its reputation and status. In light of those challenges it is noteworthy that when it comes to sustainability reporting, we believe the company significantly lags behind its peers. Consequently, it is incumbent on the company to implement an annual sustainability reporting system that meets the expectations of its shareholders and stakeholders.

RiskMetrics Group (RMG), the largest proxy advisory service, has recommended that shareholders vote “FOR” in support of the resolution at Google. RMG notes that Google could realize benefits from sustainability reporting “through the evaluation of potential risks, liabilities, and opportunities.” The advisory service also observes that sustainability reporting “would allow management and its shareholders to better assess the company’s performance on a broader set of issues and evaluate the impact that these issues may have on their investment.”

Resolved Clause1

Shareholders request the company issue a sustainability report, at reasonable cost and omitting proprietary information, by April 1, 2011.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. It includes "encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns." (Dow Jones Sustainability Group)

1	The full text of the proposal can be found at http://investor.google.com/documents/2010_google_proxy_statement.html .

Google is Out of Step with Best Practice

Many observers understand comprehensive sustainability reporting to be best practice for a large company like Google. The number of sustainability reports now being published and the percentage of companies issuing reports quite clearly show the standard; According to a KPMG survey, nearly 80 percent of the world’s 250 largest companies now produce a sustainability report.2

The Corporate Register concluded that the number of CSR reports published in 2008 increased to 3,100 from 2,000 in 2007 and that two-thirds of the Global FT 500 are now producing such reports.3 A report by the Sustainable Investment Research Analyst Network (SIRAN), produced by KLD Research & Analytics, Inc., found sixty-six firms in the S&P 100 produced a formal sustainability report with performance data in 2008, a 35 percent jump from the 49 reports produced in 2007.4

It also appears that sustainability reports can be associated with good performance. A study released by the RiskMetrics Group found that sustainability reporters have outperformed the MSCI World Index over the past two years. The research found that publicly listed Global Compact participants whose annual Communications on Progress (COP) were recognized as “notable” by the initiative have consistently outperformed the MSCI World Index by an average of 7.3 percent since March 2007.5

Google is a global company – in 2009 Q4 international markets made up $3.5 billion, or 52% of Google's revenue – that needs to meet the expectations of foreign markets. The European Commission recommends corporate sustainability reporting, and listed companies in Australia, South Africa and France must now provide investors with information on their social and environmental performance. Given the difficulties Google is facing in many markets, we believe it is imperative for the company to bring its practices in line with international expectations.6

Google is at High Risk of Reputational Damage

The single greatest risk confronting the company, according to RiskMetrics Group, is damage to its reputation:

The cornerstone of Google's competitive advantage has always been its growing and loyal user base (128 million as recorded in June 2008), enabling the company to morph into the market behemoth that it currently is. Google has been ranked as tenth in the annual ranking of best global brands by Interbrand with its brand value pegged at USD 25,590 million. This underscores an important point: Google enjoys the trust and confidence of its users, much more so than do its rivals. The flip side of this devout user loyalty is that it places Google at a high risk in the event of a consumer backlash over perceived transgressions of user trust and confidence. In these days of discerning net users and the inherently viral way that information spreads, the black swan is never far away. Google's privacy polices have always been a matter of concern. Most of their policy is geared to fighting the regulatory concerns, not adequately focused towards individual user's own concerns about his right to privacy. Recently, privacy has been one of the major concerns leveled against Google in the Yahoo ad partnership deal, the Chrome browser and the expansion of its Street View features, to name a few issues.

2	http://us.kpmg.com/RutUS_prod/Documents/8/Sustainability_press_release.pdf.
3	http://www.corporateregister.com/pdf/CRRA08.pdf.
4	http://www.siran.org/projects_s_and_p_reporting_comparison.php.
5	http://www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html.
6	Google Undergoes Global Growing Pains, BusinessWeek February 25, 2010. http://www.businessweek.com/technology/content/feb2010/tc20100224_084405.htm.

In light of these challenges, sustainability reporting can play a critical role in an effective communications strategy. It provides an important venue for the company to discuss its successes and responsible behavior, of which Google has many examples. Sustainability reporting also serves to help the millions of Google stakeholders understand their relationship with the company.7 In addition, sustainability reporting can help the company manage its performance by improving its focus on social impacts. For example, the recent controversy over Buzz indicates that the company may have difficulties identifying privacy concerns. Having a comprehensive sustainability reporting mechanism in place that involves multiple layers of the company could help the company mitigate these risks to its reputation.

Management's Statement of Opposition is Not Responsive to Our Concerns

In response to the shareholder proposal, the company's statement claims that periodic blog posts are a fair substitute for a sustainability report. We respectfully disagree, as blog posts do not provide a system for issuing regular and standardized information, and scatter the information across a series of webpages, rather than consolidating it in one document.

We believe that discussing sustainability, whether it be environmental or social sustainability, in the form of intermittent updates, does not meet the standard that is becoming a mainstream expectation, nor does it achieve the level of disclosure that similar companies are regularly surpassing. The company should feel free to continue the casual dialogue initiated in blog posts, but consolidating social and environmental information in one report is an important step that should not be left out.

Managers and investors representing over $20 trillion have pledged through the United Nations Principles for Responsible Investment (UNPRI) to incorporate environmental, social and governance (ESG) information into investment decision making processes.8 The U.S. Securities and Exchange Commission (SEC) issued guidance in January describing at length the need for companies to be mindful of climate change and related issues when developing their SEC required reporting.9 For investors following these developments, reporting only through blog posts should be seen as inadequate.

7
For a further discussion see Value of Social Reporting, The Boston College Center for Corporate Citizenship’s Institute for Responsible Investment. April, 2009 http://www.bcccc.net/index.cfm?fuseaction=document.showDocumentByID&DocumentID=1305.

8	The UN Principles for Responsible Investment. http://www.unpri.org/.
9	http://www.sec.gov/rules/interp/2010/33-9106.pdf.

Google Lags Far Behind its Peers in Sustainability Reporting

Google is often criticized for its lack of transparency.10 For example, Google was recently identified in Forbes Magazine for its opacity.11

Among this year's high-profile no-shows (on the Corporate Responsibility Magazine list of responsible companies): Google, which (CR Magazine editor) Whitehead describes as "one of the least transparent companies ever." "Google's opacity is high for a tech company," he says. "They made a conscious decision early on not to disclose a lot, because they thought it would make them less competitive. 'Don't be evil' is their motto, but 'Don't be transparent' is part of their culture."

While Google provides some information about their environmental performance, social goals and governance practices, that information is given as percentages, goals or ideals rather than concrete data with emissions totals, number of employees, etc. As Innovest reports, while Google measures its GHG emissions, unlike its large peers, it does not report the figures publicly. Not surprisingly, Google was given an “F” in sustainability reporting by the Roberts Environmental Center of Claremont McKenna College.12

We believe the company provides fails to provide meaningful information on carbon footprint, emissions reduction goals, total electricity consumption, water usage, and other such quantified metrics either for company buildings or data centers. Instead, it presents percentage goals for reductions, information on its goal to be carbon neutral by 2007, and percentage of water from recycled sources. This is particularly troubling given the increasing emphasis at the Securities and Exchange Commission (SEC) on climate change and sustainability reporting in SEC reporting.

Sustainability reporting also contains other information that Google does not report on or that is hard to find. For example, Google provides no data on employee diversity such as percentage of females or minorities.

10	Google Talks Transparency, But Hides Surveillance Stats, Wired Magazine, December 17, 2009. http://www.wired.com/threatlevel/2009/12/google-talks-out-its-portal/.
11	http://www.forbes.com/2010/03/02/100-corporate-citizens-leadership-citizenship-ranking.html.
12	http://www.environmentalleader.com/2008/06/19/chevron-a-google-f-in-sustainability-reporting-efforts/.

In addition, although Google has many social programs including scholarships, applications for use in emergency situations such as those used Haiti earlier this year, grants for non-profits and others, the information about their programs is scattered, making it hard to find and compile.

For all of the reasons provided above, we strongly urge you to VOTE FOR ITEM 4 requesting that the Company board prepare a sustainability report. We believe the compelling business, public relations, and performance related reasons for sustainability reporting lead to the conclusion that now is the time for Google to adopt the widely regarded best practices of sustainability reporting.

Please contact Jonas Kron at 503-592-0864 for additional information.

Sincerely,

/s/ Jonas Kron

Jonas Kron, Esq.
Vice President, Deputy Director
ESG Research & Shareholder Advocacy

PLEASE NOTE: The cost of this communication is being borne entirely by Trillium Asset Management Corporation. This letter is not asking for your proxy card and is not providing investment advice. Please do not send us your proxy card, but return it to Google Inc.